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[RALCORP LOGO]

                             For Release: Immediate
                          Contact: Daniel P. Zoellner
                                       314/877-7052

        RALCORP HOLDINGS, INC. ANNOUNCES DUTCH AUCTION SELF-TENDER OFFER
                           FOR UP TO 5,000,000 SHARES

     ST. LOUIS, MO, OCTOBER 16, 1998 . . . Ralcorp Holdings, Inc. today announced that its Board of Directors has approved a tender offer for up to 5,000,000 shares of the Company's Common Stock at a price of not in excess of $16.00 or less than $14.00 per share. The exact price will be determined by a procedure commonly referred to as a "Dutch Auction." (See Editor's Note.)

     The Company has approximately 31,711,317 shares of Common Stock currently outstanding. This offering to repurchase up to 5,000,000 shares of Common Stock from existing stockholders equates to approximately 15.8 percent of the number of shares outstanding. The closing price for the Company's Common Stock on the New York Stock Exchange on October 15, 1998, the last full day of trading prior to commencement of this tender offer, was $13.9375 per share.

     The Company stated that neither the Company nor its Board of Directors makes any recommendation to stockholders to tender shares of Common Stock. The Company anticipates that the offer will commence today and documents will begin being mailed to stockholders today. The tender offer, proration period and withdrawal rights will expire at midnight (EST) on November 13, 1998 (the 20th business day after commencement of the offer), unless extended.

     Wasserstein Perella & Co., Inc. is acting as Dealer Manager of the offer and Georgeson & Company Inc. is acting as the Information Agent. Questions and requests for assistance or for copies of the Offer of Purchase may be directed to either the Dealer Manager or Information Agent at their respective addresses and telephone numbers listed below.

     Ralcorp Holdings, Inc. is a leading manufacturer of private label ready-to-eat and hot cereals, crackers and cookies and private label and value brand snack nuts.

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
DEALER MANAGER:                                INFORMATION AGENT:
Wasserstein Perella & Co, Inc.                 Georgeson & Company Inc.
31 West 52nd Street                            Wall Street Plaza
New York, NY 10019                             New York, NY 10005
(212) 969-2700                                 (800) 223-2064
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EDITOR'S NOTE: Under this tender offer, the price to be paid per share will be set by "Dutch Auction," meaning the Company will pay only that amount per share which is necessary, within the stated range, in order to secure the needed number of shares to complete the offer. Once the price per share is determined, all shareholders will be paid the same amount for each share of stock sold.